                                   FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 1996

                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____________________  to _____________________


Commission file number 1-6706

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


             BADGER METER EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                               Badger Meter, Inc.
                            4545 W. Brown Deer Road
                              Milwaukee, WI  53223

                              REQUIRED INFORMATION



1.   Not Applicable.

2.   Not Applicable.

3.   Not Applicable.

4. The Badger Meter Employee Savings and Stock Ownership Plan (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.


Exhibits

(23) Consent of Independent Auditors

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     Badger Meter
                                     Employee Savings and Stock Ownership Plan




Date: June 24, 1997             By:  /S/ Richard A. Meeusen
                                     ----------------------------
                                     Vice President - Finance and
                                     Chief Financial Officer

             Badger Meter Employee Savings and Stock Ownership Plan

                              Financial Statements
                           and Supplemental Schedules

                     Years ended December 31, 1996 and 1995




                                    CONTENTS


Report of Independent Auditors............................................  1

Financial Statements

Statements of Net Assets Available for Plan Benefits......................  3
Statements of Changes in Net Assets Available for Plan Benefits...........  5
Notes to Financial Statements.............................................  7


Supplemental Schedules

Line 27(a) - Schedule of Assets Held for Investment Purposes.............. 15
Line 27(d) - Schedule of Reportable Transactions.......................... 16

                         Report of Independent Auditors

Retirement Plans Investment Committee of the
  Board of Directors of Badger Meter, Inc.
Badger Meter Employee Savings and Stock
  Ownership Plan

We have audited the accompanying statements of net assets available for plan benefits of Badger Meter Employee Savings and Stock Ownership Plan (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions in excess of 5 percent of the current value of plan assets for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                             Ernst & Young LLP


April 25, 1997

             Badger Meter Employee Savings and Stock Ownership Plan

              Statements of Net Assets Available for Plan Benefits

                               December 31, 1996

                                                    Badger Meter  Guaranteed           Heartland U.S.             Badger
                                                    Inc., Common    Income     Equity   Government     Loan       Meter
                                                     Stock Fund      Fund       Fund       Fund        Fund    Stock Fund   Total
                                                    --------------------------------------------------------------------------------
ASSETS
Investments (Note 3):
  Deposits with insurance company:
   Guaranteed income group annuity contract No. IG
    4178, at contract value                          $        -  $9,834,651  $        -  $      -  $        -  $      -  $ 9,834,651
   Pooled separate account No. SA 4179, at fair value         -           -   6,271,735         -           -         -    6,271,735
  Badger Meter, Inc. common stock, at fair value      8,331,328           -           -         -           -    48,775    8,380,103
  Heartland U.S. Government Fund, at fair value               -           -           -   613,241           -         -      613,241
  Marshall Money Market Fund, at fair value              14,749           -           -         -       1,539   329,714      346,002
  Notes receivable from participants                          -           -           -         -   1,054,834         -    1,054,834
                                                     -------------------------------------------------------------------------------
Total investments                                     8,346,077   9,834,651   6,271,735   613,241   1,056,373   378,489   26,500,566

Company contribution receivable                         307,720           -           -         -           -         -      307,720
Due from brokers                                              -           -           -    37,000           -         -       37,000
Interest receivable                                         280          51          47         4           8     1,561        1,951
                                                     -------------------------------------------------------------------------------
Total assets                                          8,654,077   9,834,702   6,271,782   650,245   1,056,381   380,050   26,847,237

LIABILITIES
Notes payable (Note 4)                                1,000,000           -           -         -           -         -    1,000,000
                                                     -------------------------------------------------------------------------------
Net assets available for plan benefits               $7,654,077  $9,834,702  $6,271,782  $650,245  $1,056,381  $380,050  $25,847,237
                                                     ===============================================================================



See accompanying notes.

             Badger Meter Employee Savings and Stock Ownership Plan

                               December 31, 1995

                                                    Badger Meter  Guaranteed           Heartland U.S.             Badger
                                                    Inc., Common    Income     Equity   Government     Loan       Meter
                                                     Stock Fund      Fund       Fund       Fund        Fund    Stock Fund   Total
                                                    --------------------------------------------------------------------------------
ASSETS
Investments (Note 3):
  Deposits with insurance company:
   Guaranteed income group annuity contract No. IG
    4178, at contract value                          $        -  $9,158,845  $        -  $      -  $        -  $     -   $ 9,158,845
   Pooled separate account No. SA 4179, at fair value         -           -   4,076,065         -           -        -     4,076,065
  Badger Meter, Inc. common stock, at fair value      5,753,229           -           -         -           -        -     5,753,229
  Heartland U.S. Government Fund, at fair value               -           -           -   830,230           -        -       830,230
  Marshall Money Market Fund, at fair value              19,154      49,365      44,921     6,615       1,364   72,964       194,383
  Notes receivable from participants                          -           -           -         -   1,010,599        -     1,010,599
                                                     -------------------------------------------------------------------------------
Total investments                                     5,772,383   9,208,210   4,120,986   836,845   1,011,963   72,964    21,023,351

Company contribution receivable                         292,314           -           -         -           -        -       292,314
Interest receivable                                         328          26          31         3          11      327           726
                                                     -------------------------------------------------------------------------------
Total assets                                          6,065,025   9,208,236   4,121,017   836,848   1,011,974   73,291    21,316,391

LIABILITIES
Notes payable (Note 4)                                1,000,000           -           -         -           -        -     1,000,000
                                                     -------------------------------------------------------------------------------
Net assets available for plan benefits               $5,065,025  $9,208,236  $4,121,017  $836,848  $1,011,974  $73,291   $20,316,391
                                                     ===============================================================================



See accompanying notes.

             Badger Meter Employee Savings and Stock Ownership Plan

        Statements of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 1996


                                                    Badger Meter  Guaranteed           Heartland U.S.             Badger
                                                    Inc., Common    Income     Equity   Government     Loan       Meter
                                                     Stock Fund      Fund       Fund       Fund        Fund    Stock Fund   Total
                                                    --------------------------------------------------------------------------------
Additions:
  Investment income:
   Net appreciation (depreciation) in fair value of
    investments (Note 3)                             $2,578,099  $        -  $  859,005  $(34,597) $        -  $ 11,109 $ 3,413,616
   Interest and dividends, net (Note 7)                 189,230     622,114     127,869    42,265      40,082    12,330   1,033,890
   Investment expenses                                        -     (20,014)     (6,804)        -           -         -     (26,818)

  Contributions:
   Company                                              232,514      20,014       6,804         -           -         -     259,332
   Employees                                                  -     900,213     952,980   117,623           -   178,743   2,149,559
                                                     -------------------------------------------------------------------------------
                                                      2,999,843   1,522,327   1,939,854   125,291      40,082   202,182   6,829,579
Deductions:
  Benefit payments to participants                      328,770     846,132      39,717    13,933           4       219   1,228,775
  Interest expense                                       69,958           -           -         -           -         -      69,958

Transfers between funds                                 (12,063)    (49,729)    250,628  (297,961)      4,329   104,796           -
                                                     -------------------------------------------------------------------------------

Net increases (decreases)                             2,589,052     626,466   2,150,765  (186,603)     44,407   306,759   5,530,846

Net assets available for plan benefits
 at beginning of year                                 5,065,025   9,208,236   4,121,017   836,848   1,011,974    73,291  20,316,391
                                                     -------------------------------------------------------------------------------
Net assets available for plan benefits
 at end of year                                      $7,654,077  $9,834,702  $6,271,782  $650,245  $1,056,381  $380,050 $25,847,237
                                                     ===============================================================================

See accompanying notes.

             Badger Meter Employee Savings and Stock Ownership Plan

                          Year ended December 31, 1995


                                                    Badger Meter  Guaranteed           Heartland U.S.             Badger
                                                    Inc., Common    Income     Equity   Government     Loan       Meter
                                                     Stock Fund      Fund       Fund       Fund        Fund    Stock Fund   Total
                                                    --------------------------------------------------------------------------------
Additions:
 Investment income:
   Net appreciation in fair value of investments
    (Note 3)                                         $  569,896  $        -  $  793,675  $ 76,770  $        -  $     -  $ 1,440,341
   Interest and dividends, net (Note 7)                 172,632     652,205     114,180    43,978      67,018      856    1,050,869
   Investment expenses                                        -     (18,601)     (5,202)         -           -        -     (23,803)

 Contributions:
   Company                                              490,544      18,601       5,202         -           -        -      514,347
   Employees                                                  -   1,018,852     622,228   130,443           -   24,155    1,795,678
                                                     -------------------------------------------------------------------------------
                                                      1,233,072   1,671,057   1,530,083   251,191      67,018   25,011    4,777,432
Deductions:
 Benefit payments to participants                       280,689     497,952     164,106    23,130      25,888       11      991,776
 Interest expense                                        94,984           -           -         -           -        -       94,984

Transfers between funds                                  (8,546)     57,516    (207,071) (134,358)    244,168   48,291            -
                                                     -------------------------------------------------------------------------------

Net increases                                           848,853   1,230,621   1,158,906    93,703     285,298   73,291    3,690,672

Net assets available for plan benefits
 at beginning of year                                 4,216,172   7,977,615   2,962,111   743,145     726,676        -   16,625,719
                                                     -------------------------------------------------------------------------------
Net assets available for plan benefits
 at end of year                                      $5,065,025  $9,208,236  $4,121,017  $836,848  $1,011,974  $73,291  $20,316,391
                                                     ===============================================================================


See accompanying notes.

             Badger Meter Employee Savings and Stock Ownership Plan

                         Notes to Financial Statements

                               December 31, 1996




1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements of Badger Meter Employee Savings and Stock Ownership Plan (the Plan) are prepared on the accrual basis.

INVESTMENT VALUATION

The investment in the guaranteed income group annuity insurance contract is valued at contract value as reported by Massachusetts Mutual Life Insurance Company (Mass Mutual). Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay benefits and the insurance company's administrative expenses. The Mass Mutual contract is a "fully benefit-responsive" investment contract, as that terminology is defined in Statement of Position (SOP) 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans." As such, this contract will continue to be carried at contract value. Because annual rates of return on the Mass Mutual contract are established at the beginning of each plan year, the fair value of this contract is not believed to significantly differ from contract value.

The investment in the insurance company pooled separate account is valued at fair value, based on the quoted redemption value on the last business day of the Plan year.

The investment in the Heartland U.S. Government Fund, a mutual fund, is valued at the redemption price established by the fund's trustee based upon the quoted prices of the underlying assets.

Common trust funds are valued at the redemption price established by the trustee.

The investment in Badger Meter, Inc. (the Company) common stock, which is traded on the American Stock Exchange, is valued at the last reported sales price on the last business day of the Plan's fiscal year. Badger Meter, Inc. Class B common stock is equivalent in value to common stock. There is no market for Badger Meter, Inc. Class B common stock due to transfer restrictions.

             Badger Meter Employee Savings and Stock Ownership Plan

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Notes receivable from participants are reported at their unpaid principal balance, which approximates fair value.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

EXPENSES

Expenses related to the administration of the Plan are borne by the Company. Investment expenses are payable by the Plan and reimbursed by the Company at its election.

2. DESCRIPTION OF THE PLAN

GENERAL

The following description of the Plan is for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is a defined contribution plan adopted under Section 401(k) of the Internal Revenue Code (IRC). The Plan was established as of January 1, 1991 to consolidate the Badger Meter Savings Plan, the Badger Meter Payroll-Based Employee Stock Ownership Plan and the Badger Meter Employee Stock Ownership Plan into a single plan.

All domestic employees of the Company are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participant contributions may be made to a maximum of 15% of their compensation on a pre-tax basis. Company contributions are made at a rate of 25% of the participant contributions, with the Company contribution percentage applying to a maximum of 6% of the participant's compensation. The Company may also contribute additional amounts over and above the required contribution at the discretion of the Company's Board of Directors.

             Badger Meter Employee Savings and Stock Ownership Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

Participant contributions are directed into one, or a combination of, four investments, the Guaranteed Income Fund, Equity Fund, Heartland U.S. Government Fund or the Badger Meter Stock Fund, at the participant's discretion (Note 3). Company contributions are invested in Badger Meter, Inc. common stock. Contributions may be temporarily invested in a money market common trust fund before being invested in the aforementioned investments.

All contributions are excluded from the participant's current wages for federal income tax purposes. No federal income tax is paid for the pre-tax contributions and growth thereon until the participant withdraws them from the Plan.

PARTICIPANT'S ACCOUNTS

Each participant's account is credited with the participant's contribution, the Company's matching contribution, an allocation of the Company's discretionary contribution, if any, and Plan earnings. The Company's discretionary contribution is allocated equally to all participants. Plan earnings are allocated based on the participant's account balances in relation to total participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

In 1995, the Plan was amended to fully vest participants in all amounts in their accounts.

PAYMENT OF BENEFITS

Upon retirement, death, disability, or termination of employment, the vested portion of a participant's account shall generally be distributed in a single lump sum not later than 60 days following the end of the Plan year. Final distributions will be made either in shares of Company common stock plus cash in lieu of fractional shares, or entirely in cash.

             Badger Meter Employee Savings and Stock Ownership Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

WITHDRAWALS

A participant's contribution may not be withdrawn prior to retirement, death, disability, termination of employment, or termination of the Plan, except for financial hardship or in the form of loans to participants. The Plan defines financial hardship as expenses related to college education, uninsured major medical expenses, purchase of the participant's principal residence, or other financial need which cannot be met from other resources of the participant. All withdrawals are subject to approval by the Plan administrator.

Included in net assets available for Plan benefits at December 31, 1996 and 1995, is $773,000 and $939,000, respectively, which relates to account balances for persons who have withdrawn from the Plan but have not yet been paid.

LOANS TO PARTICIPANTS

Participants are allowed to borrow from their separate account balance. The amount of a loan shall not be less than $1,000 or more than $50,000 and shall not exceed 50% of the participant's vested account balance.

Loan maturities do not exceed sixty months and are secured by the participants' vested interests in the Plan. Amounts loaned to a participant do not share in the allocations of Plan earnings (see Participant accounts, above), but are credited with the interest earned on the loan balance payable by the participant charged at a reasonable rate as determined by the Plan administrator.

3. INVESTMENTS

The Plan has entered into two unallocated insurance contracts with Mass Mutual.

GUARANTEED INCOME GROUP ANNUITY CONTRACT NO. IG 4178

This contract is credited at least annually for interest earned. Interest earned during 1996 and 1995 was 7.00% and 7.80% per annum, respectively. Mass Mutual determines the annual guaranteed interest rate each January 1.

             Badger Meter Employee Savings and Stock Ownership Plan

3. INVESTMENTS (CONTINUED)

POOLED SEPARATE ACCOUNT NO. SA 4179

Accounts deposited to this account are invested by Mass Mutual primarily in common stocks. Mass Mutual includes funds from a number of employers in one investment portfolio. Participants in the fund are allocated units for valuation purposes.

BADGER METER, INC. COMMON STOCK

The Plan's investment in Badger Meter, Inc. stock consists of 218,374 shares (197,374 shares Badger Meter, Inc. common stock and 21,000 shares Badger Meter, Inc. Class B common stock) and 217,103 shares (205,103 shares Badger Meter, Inc. common stock and 12,000 shares Badger Meter, Inc., Class B common stock) as of December 31, 1996 and 1995, respectively.

At December 31, 1996 and 1995, the fair value of the Plan's investment in Badger Meter, Inc. common stock, as determined by quoted market price, was $8,380,103 and $5,753,229, respectively.

The Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value during 1996 and 1995, as follows:

                                                                 Net Realized
                                                                and Unrealized
                                                                 Appreciation
                                                                (Depreciation)
                                                                in Fair Value      Fair Value at
                                                                 During Year        End of Year
                                                                 -----------------------------
Year ended December 31, 1996:
  Fair value determined by quoted market price:
    Badger Meter, Inc. common stock                              $2,589,208        $ 8,380,103
    Pooled separate account No. SA 4179, with Mass Mutual           859,005          6,271,735
    Heartland U.S. Government Fund                                  (34,597)           613,241
    Marshall Money Market Fund                                            -            346,002
                                                                 -----------------------------
                                                                  3,413,616         15,611,081
  Fair value estimated -
    Notes receivable from participants                                    -          1,054,834

  Contract value as determined by Mass Mutual -
    Guaranteed income group annuity contract No. IG 4178                  -          9,834,651
                                                                 -----------------------------
                                                                 $3,413,616        $26,500,566
                                                                 =============================

             Badger Meter Employee Savings and Stock Ownership Plan

3. INVESTMENTS (CONTINUED)

                                                                 Net Realized
                                                                and Unrealized
                                                                 Appreciation
                                                                in Fair Value   Fair Value at
                                                                 During Year     End of Year
                                                                 ---------------------------
Year ended December 31, 1995:
  Fair value determined by quoted market price:
    Badger Meter, Inc. common stock                              $  569,896     $ 5,753,229
    Pooled separate account No. SA 4179, with Mass Mutual           793,675       4,076,065
    Heartland U.S. Government Fund                                   76,770         830,230
    Marshall Money Market Fund                                            -         194,383
                                                                 --------------------------
                                                                  1,440,341      10,853,907
  Fair value estimated -
    Notes receivable from participants                                    -       1,010,599

  Contract value as determined by Mass Mutual -
    Guaranteed income group annuity contract No. IG 4178                  -       9,158,845
                                                                 --------------------------
                                                                 $1,440,341     $21,023,351
                                                                 ==========================


4. NOTE PAYABLE

In connection with the combination of the prior plans, the Plan assumed a note payable with a balance of $2,000,000 at January 1, 1991. The note was repaid in equal annual principal payments of $200,000 through February 1995, with the remaining $1,000,000 refinanced on December 1, 1995, due December 1, 2001, plus interest payable at the prime interest rate (prime was 8.25% at December 31, 1996) or at the LIBOR rate plus 1.50%. The Plan has the option of designating the outstanding balance as a prime rate loan or a Eurodollar loan. The note payable is secured by the unallocated shares of Badger Meter, Inc. common stock held by the Plan (see summary below). In addition, the Company has guaranteed the note and is obligated to contribute sufficient cash to the Plan to enable it to repay the loan principal and interest in the event the Plan is unable to settle its obligation.

             Badger Meter Employee Savings and Stock Ownership Plan

4. NOTE PAYABLE (CONTINUED)

The pledged unallocated shares of Badger Meter, Inc. common stock are released as principal payments are made on the note payable to bank. The shares released less any shares that are distributed as benefit payments are considered available, and are allocated to the participants' accounts as of the Plan year end just prior to each annual principal due date on the note. At December 31, 1996 and 1995, the breakdown between allocated and unallocated shares were as follows:


                                          Shares
                                         Available
                                        For Benefits    Cost    Fair Value
                                        ----------------------------------
  December 31, 1996:
    Allocated                            161,229    $2,243,083  $6,187,164
    Unallocated                           57,145     1,000,038   2,192,939
                                        ----------------------------------
                                         218,374    $3,243,121  $8,380,103
                                        ==================================

  Per share                                                     $    38.38
                                                                ==========

  December 31, 1995:
    Allocated                            159,958    $2,205,418  $4,238,886
    Unallocated                           57,145     1,000,038   1,514,343
                                        ----------------------------------
                                         217,103    $3,205,456  $5,753,229
                                        ==================================

  Per share                                                     $    26.50
                                                                ==========

The loan agreement contains certain restrictions and covenants, including a limitation on additional borrowings.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, each participant automatically becomes vested to the extent of the balance in his or her separate accounts.

             Badger Meter Employee Savings and Stock Ownership Plan

6. INCOME TAX STATUS

The Internal Revenue Service ruled August 3, 1995, that the Plan qualifies under Section 401(a) and 401(k) of the IRC and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

7. TRANSACTIONS WITH RELATED PARTIES

During 1996 and 1995, the Plan received $185,413 and $169,234, respectively, in common stock dividends from the Company.

                            Supplemental Schedules

             Badger Meter Employee Savings and Stock Ownership Plan

                   Employer Identification Number 39-0143280
                                Plan Number 009

         Line 27(a) - Schedule of Assets Held for Investment Purposes

                               December 31, 1996

                               DESCRIPTION OF INVESTMENT,          COST/
                            INCLUDING MATURITY DATE, RATE OF      CONTRACT    CURRENT VALUE/
                             INTEREST, PAR OR MATURITY DATE        VALUE      CONTRACT VALUE
--------------------------------------------------------------------------------------------

Badger Meter, Inc.*           218,374 shares of common stock     $3,243,121     $ 8,380,103

Massachusetts Mutual Life           Guaranteed Income
  Insurance Company                Contract No. IG 4178           9,834,651       9,834,651

Massachusetts Mutual Life        Separate Account Group
  Insurance Company           Annuity Contract No. SA 4179        6,271,735       6,271,735

Heartland U.S. Government
  Fund, Inc.                        64,281 fund shares              630,828         613,241

Marshall Money Market Fund            346,002 units                 346,002         346,002

Participant loans                         prime                   1,054,834       1,054,834
                                                                                -----------
                                                                                $26,500,566
                                                                                ===========




* Represents a related party

             Badger Meter Employee Savings and Stock Ownership Plan

                   Employer Identification Number 39-0143280
                                Plan Number 009

                Line 27(d) - Schedule of Reportable Transactions

                               December 31, 1996

                                                                                                 CURRENT VALUE
                                                                                                  OF ASSET ON
                                                         PURCHASE      SELLING       COST OF      TRANSACTION
IDENTITY OF PARTY INVOLVED    DESCRIPTION OF ASSET        PRICE         PRICE         ASSET          DATE         GAIN/(LOSS)
-----------------------------------------------------------------------------------------------------------------------------

Massachusetts Mutual Life   Guaranteed Income Group
 Insurance Company           Annuity Contract, 34
                             transactions                $1,949,094  $        -     $1,949,094    $1,949,094          N/A

Massachusetts Mutual Life   Guaranteed Income Group
 Insurance Company           Annuity Contract, 18
                             transactions                         -   1,269,217      1,269,217     1,269,217            -

Massachusetts Mutual Life   Pooled Separate Account
 Insurance Company           31 transactions              2,566,560           -      2,566,560     2,566,560          N/A

Massachusetts Mutual Life   Pooled Separate Account
 Insurance Company           16 transactions                      -     370,889        370,889       370,889            -

Marshall & Ilsley Bank      Marshall Money Market Fund
                             326 transactions             5,162,689           -      5,162,689     5,162,689          N/A

Marshall & Ilsley Bank      Marshall Money Market Fund
                             223 transactions                     -   5,015,143      5,015,143     5,015,143            -


                                 EXHIBIT INDEX




   EXHIBIT NO.                                                      PAGE NO.
   -----------                                                      --------

   (23)         Consent of Ernst & Young LLP, Independent Auditors     23

































                                       22